BELMONT BANCORP.

                      Supplement dated February 23, 2000 to
                        Prospectus dated February 4, 2000

Revised Estimate of Results for the Fourth Quarter of 1999

     We disclosed in the prospectus that we expected to incur a loss of $2.4 million to $2.6 million for the fourth quarter of 1999, or $0.45 to $0.50 per share. We attributed the estimated loss to three factors, including our plan to record a loan loss provision of approximately $850,000 for the fourth quarter for reserves and credit downgrades on a variety of loans. On February 22, 2000, the Office of the Comptroller of the Currency, following completion of its review of our loan portfolio, advised that it would require us to increase this loan loss provision to $2.5 million. As a result, we now estimate that we will incur a loss for the fourth quarter of 1999 of from $3.5 million to $3.7 million, or $0.66 to $0.71 per share. We have also revised our previous estimate of book value of between $2.02 and $2.07 per share at December 31, 1999 to between $1.80 and $1.85 per share.

     As disclosed in the prospectus, we have undertaken a thorough assessment of all of our operations, personnel, policies and procedures, with particular emphasis on the loan portfolio. We originated the loans that required additional reserves well before we implemented these new policies. None of these loans involved the Schwartz Home matters. Neither the Comptroller of the Currency nor our outside accountants have identified any other loans which they believe require additional loan loss reserves at this time.

Revised Estimate of Capital Requirements

     The Comptroller of the Currency has also required the Bank to limit the amount of deferred tax assets that the Bank includes in Tier 1 capital. As a result of this limitation and the loss we expect to incur for the fourth quarter of 1999, we now estimate our Tier 1 capital at December 31, 1999 to be $9.1 million and our Tier 1 leverage ratio to be 2.8%. At this level of capitalization, the Bank is currently regarded as "significantly undercapitalized" under regulatory Prompt Corrective Action requirements.

     As disclosed in the prospectus, the Bank entered into a consent order with the Comptroller of the Currency which requires, among other things, that the Bank achieve by March 31, 2000, and thereafter maintain, Tier 1 capital at least equal to 6% of adjusted total assets, which is referred to as a 6% Tier 1 leverage ratio. The Bank would not be treated as "well capitalized" even if it achieved and maintained a Tier 1 leverage ratio of 6% unless and until the consent order is terminated or modified to eliminate this capital requirement. Tier 1 capital consists principally of shareholders' equity less goodwill and a portion of deferred tax assets. We now expect to need $9.2 million in offering proceeds, in addition to the $1.65 million recently invested in Belmont by our directors, in order to achieve a Tier 1 leverage ratio of 6% by March 31, 2000.

     As a result of these revised estimates, the shares offered in the offering are being offered at a price more than our estimated book value. Assuming that our estimated book value at December 31, 1999 is in fact $1.80 per share, a purchaser of shares in the offering will pay a premium of $0.20 per share or 11% over book value.

Withdrawal of Subscriptions

     The subscription funds received in the offering will be held in an escrow account with Firstar Trust Company until both the rights offering and the ancillary offering are completed, which will be March 28, 2000, unless either offering is extended. We will not decide whether or not to accept subscriptions until that date. At any time during the offering and until we accept your subscription, you may withdraw your subscription to purchase our common stock by notifying either Shareholder Relations, Belmont Bancorp., 980 National Road, Wheeling, West Virginia 26003, fax number 304-233-8947, or Firstar Trust Company, escrow agent, 425 Walnut Street, ML CN-WN-06CT, Cincinnati, Ohio 45202,
Attention: Brian George. Upon receipt of your request, we will promptly return your subscription funds.